UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20 F: ☒	Form 40 F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry No. (CNPJ/MF) 02.558.134/0001-58

Publicly-Held Company

BUSINESS REGISTRY IDENTIFICATION (NIRE) 33300262539

NOTICE TO SHAREHOLDERS

Injunction Suspends Payment of Extraordinary Dividends

TELE NORTE LESTE PARTICIPAÇÕES S.A. (“TNL”) informs its shareholders that the District Tax Court of Rio de Janeiro, in Tax Collection Proceeding No. 2009.51.01.501688-3 brought by the Federal Government in an amount of R$36,946,038.23 (thirty-six million, nine hundred and forty-six thousand and thirty-eight reais and twenty three centavos), ruled that TNL is to suspend payment of any dividend until further instruction by the Court.

Therefore, TNL informs its shareholders that payment of the extraordinary dividends granted at the Board of Directors meeting held on February 05, 2009, in the amount of R$1,196,563,947.13 (one billion, one hundred and ninety-six million, five hundred and sixty-three thousand, nine hundred and forty-seven reais and thirteen centavos), which was to be released on this date, is suspended.

TNL is pursuing all the necessary measures to revert the situation and, as soon as the Court allows, will disclose a new date for the payment of these extraordinary dividends.

Rio de Janeiro, February 16, 2009.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig

Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer